UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the nine month period ended on September 30, 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On November 9, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant’s consolidated financial condition and results of operations for the nine-month period ended on September 30, 2004. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2004 and 2003
and for the years ended September 30, 2004 and 2003
(A translation of the original in Spanish- see note 2 (a))

Ch$	—	Chilean pesos
ThCh $	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2004	2003

		ThUS$	ThUS$
ASSETS

Current assets
Cash		17,117	14,070
Time deposits		40,552	10,849
Marketable securities	4	57,192	49,811
Accounts receivable, net	5	169,633	159,069
Other accounts receivable, net	5	11,360	8,658
Accounts receivable from related companies	6	29,113	24,724
Inventories, net	7	260,601	227,843
Recoverable taxes		16,240	13,865
Prepaid expenses		5,300	3,147
Other current assets		6,924	9,949

Total current assets		614,032	521,985

Property, plant and equipment, net	8	671,622	705,535

Other Assets
Investments in related companies	9	15,208	54,207
Goodwill, net	10	4,569	13,085
Negative goodwill, net	10	(322)	(543)
Intangible assets, net		4,571	4,781
Long-term accounts receivable, net	5	277	3,820
Long-term accounts receivable from related companies	6	—	380
Other long-term assets	11	53,461	58,673

Total Other Assets		77,764	134,403

Total assets		1,363,418	1,361,923

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2004	2003

		ThUS$	ThUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank debt	12	54,334	1,274
Current portion of long-term debt	12	642	33,683
Dividends payable		166	238
Accounts payable		51,113	50,958
Other accounts payable		1,780	1,857
Notes and accounts payable to related companies	6	11,894	5,867
Accrued liabilities	13	19,351	16,053
Withholdings		3,225	3,048
Income taxes		9,157	2,747
Deferred income taxes	14	6,410	1,865
Deferred income		945	3,436
Other current liabilities		837	669

Total current liabilities		159,854	121,695

Long-term liabilities
Long-term bank debt	12	200,000	308,000
Other accounts payable		1,976	2,878
Deferred income taxes	14	33,618	22,100
Staff severance indemnities	15	10,562	9,878

Total long-term liabilities		246,156	342,856

Minority interest	16	31,109	26,036

Shareholders’ equity
Paid-in capital	17	477,386	477,386
Other reserves	17	147,188	132,136
Retained earnings	17	301,725	261,814

Total shareholders’ equity		926,299	871,336

Total liabilities and shareholders’ equity		1,363,418	1,361,923

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		September 30,
	Note	2004	2003

		ThUS$	ThUS$

Operating results

Sales		603,574	528,176
Cost of sales		(470,567)	(424,706)

Gross margin		133,007	103,470
Selling and administrative expenses		(39,571)	(36,321)

Operating income		93,436	67,149

Non-operating results
Non-operating income	19	18,336	12,701
Non-operating expenses	19	(32,401)	(29,406)

Non-operating loss		(14,065)	(16,705)
Income before income taxes		79,371	50,444
Income tax expense	14	(19,827)	(12,304)

Income before minority interest		59,544	38,140
Minority interest	16	(4,095)	(2,453)

Net income before negative goodwill		55,449	35,687
Amortization of negative goodwill	10	153	420

		55,602	36,107

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended September 30,
		2004	2003

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		55,602	36,107

Charges (credits) to income not representing cash flows
Depreciation expense	8	45,455	45,124
Amortization of intangible assets		143	220
Write-offs and accruals		31,342	12,711
Gain on equity investments in related companies		(4,439)	(4,794)
Loss on equity investments in related companies		12	—
Amortization of goodwill	10	841	844
Amortization of negative goodwill	10	(153)	(420)
(Profit) loss on sales of assets		228	(57)
Income from sales of Investments (less)		(8,820)	—
Other credits to income not representing cash flows		(1,967)	(2,299)
Other charges to income not representing cash flows		40,518	21,492
Foreign exchange difference, net		2,460	(2,845)
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(23,293)	(26,510)
Inventories		(23,839)	10,583
Other assets		(7,582)	16,264
Accounts payable		(7,635)	(18,254)
Interest payable		(4,044)	(1,961)
Net income taxes payable		(113)	(734)
Other accounts payable		129	(1,501)
VAT and taxes payable		(506)	1,942
Minority interest	16	4,095	2,453

Net cash provided from operating activities		98,434	88,365

Cash flows from financing activities
Proceeds from short term bank financing		83,045	—
Payment of dividends		(25,484)	(21,302)
Repayment of bank financing		(146,179)	(3.886)
Payment relation chip enter praise		—	(5.275)

Net cash used in financing activities		(88,618)	(30,463)

Cash flows from investing activities
Sales of property, plant and equipment		474	129
Sale of permanent investments		69,337	—
Sales of investments		213	532
Other investing income	22	656	7,320
Additions to property, plant and equipment		(31,356)	(42,307)
Capitalized interest		(1,180)	(1,827)
Purchase of permanent investments		(1,401)	(8,049)
Other disbursements		(12)	(31)

Net cash used in investing activities		36,731	(44,233)

Effect of inflation on cash and cash equivalents		(478)	(352)

Net change in cash and cash equivalents		46,069	13,317
Beginning balance of cash and cash equivalents		69,273	65,204

Ending balance of cash and cash equivalents		115,342	78,521

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements
The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”)

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with regulations set forth by the SVS in its Circular No. 1.697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Colombia Ltda.	—	100.00
SQM Investment Corporation NV (Holland)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
Rs Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de CV (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V.	100.00	—
SQM Nitratos México S.A. de C.V.	51.00	—
SQM Lithium Specialties LLP	100.00	—

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Comercial Hydro S.A.	60.84	60,84

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the period ended September 30, 2004 and 2003.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of September 30, 2004 and 2003 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (1.9% and 1.2% in 2004 and 2003, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

	i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$608.90 per US$1 at September 30, 2004 and Ch$660.97 per US$1 at September 30, 2003.

	ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64”) as follows:

	a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

		—	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
		—	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
		—	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1.697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency (continued)

	b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

		—	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
		—	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
		—	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
		—	Any exchange differences are included in the results of operations for the period.

Foreign exchange differences for the period ended September 30, 2004 and 2003 generated net earnings (loss) of ThUS$ (2,460) and ThUS$ 2,845, respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at September 30, as follows:

	2004	2003

Brazilian Real	2.86	2.94
New Peruvian Sol	3.47	3.48
Argentine Peso	2.98	2.93
Japanese Yen	110.00	111.25
Euro	0.81	0.85
Mexican Peso	11.43	11.04
Indonesian Rupee	9,415.00	8,399.00
Australian Dollar	1.37	1.52
Colombian Peso	—	2,850.30
Ecuadoran Sucre	1.00	1.00
Pound Sterling	0.58	0.60
Sudafrican Rand	6.68	7.22

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.
Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at December 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and No. 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in September, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

Certain reclassifications have been made in the 2003 numbers to conform to the current period presentation.

u)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

v)	Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

x)	Transactions with buyback agreement

These transactions are recognized under Other Current Assets for the amount paid in the purchase. Beginning on the purchase date the respective interest is recorded in accordance with Circular No. 768 issued by the Chilean Superintendency of Securities and Insurance.

Note 3 – Changes in Accounting Principles

a)	Accounting changes:

Until June 30, 2004 the financial statements of subsidiary SQM Lithium Specialities LLP were excluded from the consolidation due to this subsidiary being at the development stage. As of July 1, 2004 SQM Lithium Specialities LLP initiated its productive stage, therefore, as of September 30, 2004 its financial statements are included in the consolidation of SQM S.A.

During the period ended as of September 30, 2004, there were no other accounting changes in the application of generally accepted accounting principles compared to the previous period.

b)	Restatement of 2003 Financial Statements

For comparison purposes only, the financial statements as of September 30, 2003 have been restated including assets and liabilities of SQM Lithium Specialties LLP. The assets and liabilities included are:

SQM Lithium Specialties LLP

ThUS$
Current Assets	949
Property, plant and equipment	25.518
Other Assets	786
Current Liabilities	861

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 – Marketable Securities

As of September 30, marketable securities are detailed as follows:

	2004	2003

	ThUS$	ThUS$

Mutual funds	57,192	49,811

Total	57,192	49,811

Mutual funds consist of investments with Citifunds Institutional Liquid Reserve Limited in highly liquid funds invested in fixed-rate debt in the United States.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of September 30 are detailed as follows:

			Between 90 days			Total
	Up to 90 days		and 1 year		2004	Short-term (net)
	2004	2003	2004	2003	Subtotal	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	119,538	108,444	20,264	24,399	139,802	139,802	132,843
Allowance for doubtful accounts						(6,150)	(6,608)
Notes receivable	23,245	20,424	16,658	15,500	39,903	39,903	35,924
Allowance for doubtful accounts						(3,922)	(3,090)

Accounts receivable, net						169,633	159,069

Other accounts receivable	8,306	6,113	3,911	3,103	12,217	12,217	9,216
Allowance for doubtful accounts						(857)	(558)

Other accounts receivable, net						11,360	8,658

Long-term receivables						277	3,820

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	46,494	46,196	32,379	33,729	4,069	3,309	32,775	29,143	17,935	13,858	133,652	126,235
% of total	34.79%	36.59%	24.23%	26.72%	3.04%	2.62%	24.52%	23.09%	13.42%	10.98%	100.00%	100.00%

Net short-term notes receivable
Balance	32,664	29,237	298	1,145	189	20	196	481	2,634	1,951	35,981	32,834
% of total	90.78%	89.05%	0.83%	3.49%	0.53%	0.06%	0.54%	1.46%	7.32%	5.94%	100.00%	100.00%

Net short-term other accounts receivable
Balance	3,526	4,699	2,057	1,281	9	3	5,575	2,451	193	224	11,360	8,658
% of total	31.04%	54.27%	18.11%	14.80%	0.08%	0.03%	49.07%	28.31%	1.70%	2.59%	100.00%	100.00%

Subtotal short-term accounts receivable, net Balance	82,684	80,132	34,734	36,155	4,267	3,332	38,546	32,075	20,762	16,033	180,993	167,727
% of total	45.68%	47.78%	19.19%	21.56%	2.36%	1.98%	21.30%	19.12%	11.47%	9.56%	100.00%	100.00%

Long-term accounts receivable, net
Balance	192	2,957	70	69	—	—	—	779	15	15	277	3,820
% of total	69.31%	77.41%	25.27%	1.81%	—	—	—	20.39%	5.42%	0.39%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	82,876	83,089	34,804	36,224	4,267	3,332	38,546	32,854	20,777	16,048	181,270	171,547
% of total	45.72%	48.44%	19.20%	21.12%	2.35%	1.94%	21.27%	19.15%	11.46%	9.35%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish— see note 2 (a))

Note 6 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of September 30, 2004 and 2003 are as follows:

	Short-term		Long-term
	2004	2003	2004	2003

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	3,478	4,176	—	—
Nutrisi Holding N.V.	1,446	1,959	—	—
Generale de Nutrition Vegetale S.A.	174	171	—	—
Abu Dhabi Fertilizer Ind. WLL	3,925	4,367	—	—
Doktor Tarsa –SQM Turkey	3,030	2,481	—	—
Yara North America	237	7	—	—
Yara Iberian S.A.	2,291	1,627	—	—
PCS Yumbes	—	224	—	—
Empresas Melón S.A.	—	—	—	380
Sales de Magnesio S.A.	68	114	—	—
Ajay North America LLC	782	259	—	—
Yara Internacional ASA	—	27	—	—
Yara France BU America Latina	1,430	1,141	—	—
Yara International Asia Trade Pte Ltd	1,676	893	—	—
Yara Poland SP	257	95	—	—
Yara Benelux B.V	161	129	—	—
Yara Hellas S.A.	408	61	—	—
Yara International Australia PTY.	1,250	465	—	—
Yara UK Ltd.	320	104	—	—
Yara GMBH & CO KG	293	167	—	—
Yara AB	26	44	—	—
Yara Colombia Ltda..	567	981	—	—
Yara Agri CZECH Republic SRO	—	2
Yara France BU Africa	904	—
NU3 B.V.	877	530	—	—
Yara Argentina S.A.	729	54	—	—
Adubo Trevo S.A.	16	16	—	—
Yara Italia SPA	65	—	—	—
Impronta SRL	4,703	4,630	—

Total	29,113	24,724	—	380

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish— see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of September 30, 2004 and 2003, continued:

	Short-term
	2004	2003

	ThUS$	ThUS$
Accounts payable

NU3 N.V.	1,294	707
Rotem Amfert Negev Limited	1,097	1,527
Yara Internacional ASA	646	—
Yara Norge AS	—	146
Yara Fertilizantes Ltda.	1,273	1,023
Yara France S.A.	465	2,406
Adm. y Servicios Santiago S.A. de C.V.	—	58
PCS Yumbes SCM	7,119	—

	11,894	5,867
Total

There were no outstanding long-term accounts payable with related parties as of September 30, 2004 and 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish— see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

b)	During 2004 and 2003, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2004	2003	2004	2003

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	4,368	3,376	818	912
Doktor Tarsa	Indirect	Sales of products	4,351	1,679	1,034	471
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	1,389	1,523	205	298
Ajay Europe S.A.R.L.	Indirect	Sales of products	4,565	4,804	2,166	1,659
NU3 B.V.	Indirect	Sales of products	4,327	3,380	394	1,329
Ajay North America LLC	Indirect	Sales of products	6,160	5,468	2,783	1,730
Yara UK Ltd.	Shareholder	Sales of products	922	723	89	216
Yara International Asia Trade Pte	Shareholder	Sales of products	4,363	3,516	775	781
Ltd..
Yara France S.A.	Shareholder	Sales of products	1,282	5,214	355	1,202
Yara Benelux B.V.	Shareholder	Sales of products	4,885	4,849	824	983
Yara AB Sweden	Shareholder	Sales of products	659	—	51	—
Yara International Australia Pty	Shareholder	Sales of products	2,022	1,195	274	317
Ltd.
Yara Iberian S.A.	Shareholder	Sales of products	4,810	—	1,101	—
Yara Colombia Ltda.	Shareholder	Sales of products	2,811	1,815	821	586
Yara Poland SP	Shareholder	Sales of products	1,483	1,156	249	464
Yara GMBH & Co Kg	Shareholder	Sales of products	1,212	936	163	265
Yara France	Shareholder	Sales of products	6,316	—	1,236	—
Yara Hellas S.A.	Shareholder	Sales of products	949	1,129	199	253
Yara Argentina S.A.	Shareholder	Sales of products	7,135	6,076	1,703	1,526
Adubo Trevo S.A.	Shareholder	Sales of products	5,564	5,148	1,753	1,220
PCS Yumbes SCM	Shareholder	Sales of products	6,120	8,755	2,942	5,562
		Purchases of products	21,574	14,815	—	—
Impronta SRL	Indirect	Sales of products	4,010	—	949	—
Yara France BU Africa	Shareholder	Sales of products	577	—	60	—
Yara France BU Latino America	Shareholder	Sales of products	2,180	—	613	—
Yara North America	Shareholder	Sales of products	28,933	—	6,878	—

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Inventories

Net inventories are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Finished products	145,405	127,543
Work in process	105,495	88,983
Supplies	9,701	11,317

Total	260,601	227,843

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
  (A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	42,798	43,467

Total	62,801	63,470

Buildings and infrastructure
Buildings	161,509	160,246
Installations	311,203	294,080
Construction-in-progress	35,960	37,746
Other	4,870	4,320

Total	513,542	496,392

Machinery and Equipment
Machinery	412,901	401,297
Equipment	106,978	104,692
Project-in-progress	14,019	16,939
Other	18,440	18,048

Total	552,338	540,976

Other fixed assets
Tools	7,930	7,631
Furniture and office equipment	14,322	13,582
Project-in-progress	5,335	13,987
Other	11,315	9,896

Total	38,902	45,096

   SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
  (A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment (continued)

	2004	2003

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	9,143	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,109
Other assets	53	53

	61,914	61,440

Total property, plant and equipment	1,229,497	1,207,374

Less: Accumulated depreciation
Buildings and infrastructure	(205,148)	(178,049)
Machinery and equipment	(290,791)	(265,129)
Other fixed assets	(27,915)	(26,025)
Technical appraisal	(34,021)	(32,636)

Total accumulated depreciation	(557,875)	(501,839)

Net property, plant and equipment	671,622	705,535

	2004	2003

Depreciation for the year ended September 30:	ThUS$	ThUS$

Buildings and infrastructure	(19,608)	(18,768)
Machinery and equipment	(23,662)	(23,810)
Other fixed assets	(1,216)	(1,239)
Technical revaluation	(969)	(1,307)

Total depreciation	(45,455)	(45,124)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2004	2003

	ThUS$	ThUS$

Administrative office buildings	2,115	2,086
Accumulated depreciation	(457)	(401)

Total assets in leasing	1,658	1,685

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in related companies

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated its foreign investments as net investment hedges.

b)	Transactions executed in 2004

In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers.

At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers.

On August 13, 2004, SQM S.A. transferred, 653,748,837 shares from Inmobiliaria San Patricio to Blue Circle South American Holding S.A. equivalent to all the shares held by SQM S.A. which represent 14.05% participation in this company. This transfer was carried out in accordance with the contract signed for the acquisition of Empresas Melón shares during 1998. The effect on income is shown forming part of the net income recognized in the sale of Empresas Melón.

On August 18, 2004 653,748,837 shares of Empresas Melón S.A. equivalent to all the shares held by SQM S.A., representing 14.05% participation in this company, were sold at a public auction held at the Santiago Stock Exchange, for ThUS$69,337. The agreed price was paid in cash on the same date. As a result of this sale, as of September 30, 2004 income before income tax amounted to ThUS$8,179.

On August 20, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V., by ThUS$ 25,000 leaving its participation at 99.98% and that of SQM S.A. at 0.02%. In this operation no goodwill or negative goodwill was produced.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

c)	Transactions executed in 2003

On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction generated goodwill of ThUS$279.

Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This united all the shares of SCM Antucoya in one shareholder and consequently SCM Antucoya was liquidated and SQM S.A. assumed of all this company’s assets and liabilities.

On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 431.200 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. had an ownership interest of 78.29% and SQM Comercial de Mexico had an ownership interest of 21.71%.

On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$990. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A. This transaction did not produce goodwill.

On April 28, 2003, SQM Comercial S.A. acquired from Norsk Hydro ASA, 819,999 shares in Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., a subsidiary company of SQMC, acquired the one remaining share consequently, SQMC became the sole owner and controlled 100% of Norsk Hydro Chile S.A. This transaction generated goodwill of ThUS$ 1,282.

On June 30, 2003, SQM Nitratos S.A. acquired the shares owned by SQM S.A. in Sociedad Energía y Servicios S.A. The shares amounted to ThUS$2,422. This transaction resulted in the consolidation of all the shares of Energía y Servicios S.A. to one shareolder, SQM Nitratos S.A. Consequently under Chilean Corporations Law Energía y Servicios S.A. was dissolved and SQM Nitratos S.A. assumed all its assets and liabilities.

On June 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 1,678, in a proportion of 99% and 1% respectively.

On July 16, 2003, the subsidiary Norsk Hydro Chile changed its name to “Comercial Hydro S.A.”.

On September 30, 2003, the subsidiaries SQM Virginia LLC and North American Trading Company, made a capital contribution to the subsidiary SQM Lithium Specialties LLP. This capital contribution amounted to ThUS$ 367, in a proportion of 99% and 1%, respectively.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

On September 30, 2003, SQM Corporation N.V. participated in a capital increase of Ajay Europe SARL in equal parts with Ajay Chemicals INC., both therefore maintaining the same ownership percentages.

On November 10, 2003, SQM Nitratos S.A. and SQM S.A. liquidated the subsidiary SQM Colombia Limitada.

On November 18, 2003, the subsidiary Soquimich European Holding BV, provided ThUS$ 676 of capital to initiate a joint venture with the company Misr Specialty Fertilizer in Egypt.

On November 20, 2003, SQM Potasio S.A. made capital contribution of ThUS$ 55,000 to RS Agro Chemical Trading AVV, increasing its participation in this subsidiary to 99.99%.SQM S.A. did not participate and therefore reduced its participation by 0.01%.

d)	Investments with less than 20% participation

Companies with less than 20% participation which SQM has the capacity to significantly influence or control, since it is part of their Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

Tax Registration Number		Country of origin	Controlling currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)

	Company				2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

93390000-2	Empresas Melón S.A..	Chile	—	653,748,837	14.05	14.05	—	302,335	—	42,478	—	21,893	2,905	3,076
0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,373	11,416	5,449	5,594	207	924	164	453
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	4,904	3,296	2,532	1,648	1,264	1,511	778	756
0-E	Ajay Europe S.A.R.L.	France	US$	—	50.00	50.00	4,120	3,350	2,060	1,675	—	—	—	—
0-E	Misr Specialty Fertilizers	Egipto	US$	—	47.00	25.00	3,287	—	2,075	—	—	—	—	—
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	—	37.00	37.00	3,227	3,177	1,194	1,175	84	174	31	64
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	2,170	1,588	1,085	794	590	123	295	61
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	877	1,131	448	566	276	696	141	348
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	346	266	219	133	158	72	125	36
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	482	121	121	—	—	—	—
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.31	3.31	732	704	25	23	—	—	—	—
O-E	Mineag SQM Africa Limited	South África	US$	—	—	100.00	—	(217)	—	—	—	(309)	—	—
99551480-K	Inmobiliaria San Patricio S.A.	Chile	—	653,748,837	14.05	—	—	—	—	—	—	—	(12)	—

Total									15,208	54,207

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill
		September 30, 2004		September 30, 2003
Tax RegistrationNumber	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

0-E	Doktor Tarsa	56	41	62	90
79768170-9	Soquimich Comercial S.A.	113	159	113	310
93390000-2	Empresas Melón S.A.	324	—	363	7,759
79626800-K	SQM Salar S.A.	32	50	32	93
0-E	SQM México S.A. de C.V.	42	961	42	1,017
96864750-4	SQM Potassium S.A.	108	1,771	108	1,916
0-E	Comercial Caiman Internacional S.A.	17	183	17	205
0-E	Fertilizantes Olmeca	42	181	42	237
0-E	PTM SQM Iberica S.A.	—	—	—	88
0-E	Impronta Italia S.R.L.	—	—	—	141
96801610-5	Comercial Hydro S.A.	107	1,223	65	1,229

Total		841	4,569	844	13,085

b) Negative Goodwill

		September 30, 2004		September 30, 2003
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill balance	Amount amortized during the period	Negative goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

79626800-K	SQM Salar S.A.	—	—	157	18
96575300-1	Minera Mapocho S.A.	153	322	153	525
0-E	Mineag SQM Africa Limited	—	—	110	—

Total		153	322	420	543

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Engine and equipment spare-parts, net	25,678	31,929
Mine development costs	22,621	19,313
Pension plan	1,137	1,137
Construction of Salar-Baquedano road	1,680	1,800
Deferred loan issuance costs	1,155	2,669
Other	1,190	1,825

Total	53,461	58,673

Note 12 – Bank Debt

a)     Short-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

SCH Overseas Bank	12,026	—
Scotiabank	13,032	—
Citibank	6,039	—
HSBC Banc Chile	5,003
Banco de Chile	16,045
Other banks	2,189	1,274

Total	54,334	1,274

Annual average interest rate	1.78%	3.04%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Bank Debt (continued)

b)      Long-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	200,642	200,642
Royal Bank of Canada (2)	—	60,318
Bank of America (3)	—	80,723

Total	200,642	341,683

Less: Current portion	(642)	(33,683)

Long-term portion	200,000	308,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.

(2)	U.S. dollar-denominated loan without guarantee, interest rate of 2.23% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2003 with the final installment ending in November 2005

(3)	U.S. dollar-denominated loan without guarantee, repaid in full on November 28, 2003

c)	The maturity of long-term debt is as follows:

	2004	2003

	ThUS$	ThUS$
Years to maturity
Current portion	642	33,683
1 to 2 years	—	32,000
2 to 3 years	200,000	276,000
4 to 5 years	—	—

Total	200,642	341,683

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Accrued Liabilities

As of September 30, 2004 and 2003, accrued liabilities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Provision for royalties	1,369	1,494
Quarterly bonus	240	372
Provision for employee compensation and legal costs	1,556	1,100
Taxes and monthly income tax installment payments	949	579
Vacation accrual	5,897	5,492
Accrued employee benefits	2,888	1,248
Marketing expenses	3,400	2,100
Other accruals	3,052	3,668

Total current liabilities	19,351	16,053

Note 14 – Income and Deferred Taxes

a)	At September 30, 2004 and 2003 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2004	2003

	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	54,132	23,997
Accumulated tax basis retained earnings
without tax credit	54	—
Tax loss carry-forwards (1)	21,960	92,099
Credit for shareholders	7,844	4,539

(1)	Income tax losses in Chile can be carried forward indefinitely.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
 Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note – 14 Income and Deferred Taxes (continued)

The deferred taxes as of September 30, 2004 and 2003 represented a net liability of ThUS$ 40,028 and ThUS$ 23,965. respectively, and consisted of:

2004	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,320	397	—	—
Vacation accrual	964	—	—	—
Unrealized gain on sale of products	6,070	—	—	—
Provision for obsolescence	—	1,947	—	—
Production expenses	—	—	20,043	—
Accelerated depreciation	—	—	—	58,482
Exploration expenses	1,530	—	—	4,288
Capitalized interest	—	—	—	5,883
Staff severance indemnities	—	476	—	1,916
Capitalized expenses	—	—	—	393
Tax loss carry-forwards	—	5,594	—	—
Losses from derivative transactions	120	—	—	—
Accrued interest	164	—	—	—
Other	693	2,028	86	138

Total gross deferred taxes	10,861	10,442	20,129	71,100
Total complementary accounts	—	(1,212)	(2,858)	(28,791)
Valuation allowance	—	(539)	—	—

Total deferred taxes	10,861	8,691	17,271	42,309

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

2003	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	901	308	—	—
Unearned income	204
Vacation accrual	338	—	—	—
Unrealized gain on sale of products	5,065	—	—	—
Provision for obsolescence	—	1,988	—	—
Production expenses	—	—	11,317	—
Accelerated depreciation	—	—	—	60,049
Exploration expenses	—	—	—	4,321
Capitalized interest	—	—	—	6,260
Staff severance indemnities	—	—	—	1,077
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	665
Tax loss carry-forwards	—	15,634	—	—
Losses from derivative transactions	45	—	—	73
Accrued interest	111	—	—	—
Other	286		28	130

Total gross deferred taxes	6,950	17,930	11,345	73,000
Total complementary accounts	—	(701)	(2,530)	(33,671)
Valuation allowance	—	—	—	—

Total deferred taxes	6,950	17,229	8,815	39,329

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2004	2003

	ThUS$	ThUS$

Tax expense adjustment ( prior year)	(118)	—
Provision for current income tax	(9,218)	(2,978)
Effect of deferred tax assets and liabilities	(6,354)	(5,011)
Effect of amortization of complementary accounts	(4,378)	(4,066)
Other tax charges and credits	241	(249)

Total income tax expense	(19,827)	(12,304)

Note 15 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Opening balance	10,127	9,143
Increases in obligation	2,571	2,411
Payments	(1,929)	(2,355)
Exchange difference	(207)	679

Balance as of September 30	10,562	9,878

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	27,541	22,433	(3,611)	(2,154)
Ajay SQM Chile S.A.	3,219	3,084	(331)	(144)
Cape Fear Bulk LLC	134	109	(83)	(54)
Fenasa	269	409	(62)	(119)
SQM Nitratos México S.A. de	(61)	—	(22)	—
C.V.
SQM Italia S.R.L	17	12	4	7
SQM Indonesia S.A.	(10)	(11)	10	11

Total	31,109	26,036	(4,095)	(2,453)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

	Number of shares	Paid-in capital ThUS$	Other reserves ThUS$	Accumulated deficit of subsidiaries in development stage ThUS $	Retained earnings ThUS$	Net income ThUS$	Total ThUS$

Balance as of January 1, 2003	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662
Transfer 2002 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	(19,894)	—	(19,894)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,564)	—	—	(1,564)
Other comprehensive income (2)	—	—	7,025	—	—	—	7,025
Net income for the year	—	—	—	—	—	36,107	36,107

Balance as of September 30, 2003	263,196,524	477,386	132,136	(5,225)	230,932	36,107	871,336

Balance January 1,2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851)
Other comprehensive income (2)	—	—	5,768	—	—	—	5,768
Net income for the year	—	—	—	—	—	55,602	55,602

Balance as of September 30, 2004	263,196,524	477,386	147,188	(8,370)	254,493	55,602	926,299

(1)	Until June 30, 2004 the only subsidiary in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of September 30, 2003 and 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of September 30, 2004 is as follows:

		For the year ended September 30, 2004	As of September 30, 2004

Detail		ThUS$	ThUS$

Technical appraisal		—	151,345
Changes to other comprehensive income from equitymethod investments:
Soquimich Comercial S.A.	(1)	(408)	(2,905)
Isapre Note Grande Ltda.	(1)	(1)	(98)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(271)
Almacenes y Depósitos Ltda.	(1)	(10)	(100)
Asociación Garantizadora de Pensiones	(1)	(1)	(15)
Empresas Melón S.A.	(1)	6,109	—
Sales de Magnesio Ltda.	(1)	(2)	51
SQM North America Corp.	(2)	—	(777)
Other Companies	(1)	—	719

Total other comprehensive income		5,687	147,188

	(1)	Corresponds to translation adjustments and monetary correction
	(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
	(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A:		If the election of the president of the Company results in a tied vote, the Company’s directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.

	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2004 the Company’s derivative instruments are as follows:

2004 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability) Asset amount	Income (loss) recorded
	ThUS$				ThUS$	ThUS$
US dollar Forward	214	1st quarter of 2005	Exchange rate	S	9	9
US dollar Forward	361	2st quarter of 2005	Exchange rate	P	6	(6)
US dollar Forward	361	2st quarter of 2005	Exchange rate	S	6	6
US dollar Forward	24,166	4nd quarter of 2004	Exchange rate	P	1,075	(1,075)
US dollar Forward	8,201	4nd quarter of 2004	Exchange rate	S	369	369
US dollar Forward	13,505	4nd quarter of 2004	Exchange rate	S	171	(171)
US dollar Forward	9,186	4nd quarter of 2004	Exchange rate	P	68	68
Option	17,222	4nd quarter of 2004	Exchange rate	P	—	—
Option	17,222	4nd quarter of 2004	Exchange rate	S	—	—
US dollar Forward	214	1st quarter of 2005	Exchange rate	P	9	(9)

	90,652					(809)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2004	2003

	ThUS$	ThUS$

Interest income	2,597	2,450
Reversal of allowance for doubtful accounts	391	426
Net foreign exchange gains	—	2,845
Insurance recoveries	546	154
Sales of materials and services	114	833
Equity participation in net income of unconsolidated subsidiaries	4,439	4,794
Income from sale of investments in related comp.	8,179	—
Other income	2,070	1,199

Total	18,336	12,701

a)	Non-operating expenses

	2004	2003

	ThUS$	ThUS$

Write-off of investments	6,996	6,014
Interest expense	14,441	16,392
Equity participation in net losses of unconsolidated subsidiaries	12	—
Amortization of goodwill	841	844
Net foreign exchange losses	2,460	—
Work disruption expenses	421	1,476
Increase in provision for employee compensation and legal costs	622	1,375
Allowance for doubtful accounts	2,500	632
Other expenses	2,808	2,673
Provision for sales of materials, spare-parts and supplies	1,300	—

Total	32,401	29,406

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2004	2003

	ThUS$	ThUS$

Property, plant and equipment	127	83
Other assets and liabilities	50	(16)
Shareholders’ equity	(1,091)	(608)

Subtotal price-level restatement	(914)	(541)

Net readjustment of assets and liabilities denominated in UF	49	213

Net price-level restatement	(865)	(328)

Note 21 – Assets and Liabilities Denominated in Foreign Currency

	2004	2003

	ThUS$	ThUS$
Assets
Chilean pesos	115,989	161,269
US dollars	1,185,802	1,098,684
Euros	22,596	60,584
Japanese Yen	4,351	2,995
Brazilian Real	365	1,115
Mexican pesos	5,385	17,098
UF	18,330	7,481
South African Rand	8,991	6,249
Other currencies	1,609	5,662

Current liabilities
Chilean pesos	48,832	55,480
US dollars	87,828	48,245
Euros	12,025	10,814
Japanese Yen	194	361
Brazilian Real	707	719
Mexican pesos	8,175	4,721
UF	155	235
South African Rand	1,899	120
Other currencies	328	711

Long-term liabilities
Chilean pesos	56	5,189
US dollars	235,753	334,520
Japanese Yen	72	72
UF	10,274	3,075
Other currencies	1	—

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

		2004	2003

		ThUS$	ThUS$

Sale of mining concessions		600	—
Repayment of employee loans		48	2,977
Cash balance in new subsidiaries	(1)	8	4,343

Total		656	7,320

(1) Corresponds to the consolidation of the new subsidiaries Mineag SQM Africa Limited, Fertilizantes Olmeca and SQM S.A. de C.V. during 2003, and SQM Lithium Specialities LLP in 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies

I.	Contingencies:

	(a)	Material lawsuits or other legal actions of which the Company is party to:

1	Plaintiff	:	SQM Salar S.A.
	Defendants	:	ACE Seguros S.A. (formerly – Cigna Compañía de
Seguros (Chile) S.A.) and Chubb de Chile
Compañía de Seguros Generales S.A.
	Date of lawsuit	:	April 2001
	Matter	:	Arbitration
	Status	:	Collection of compensation for insured claim
	Instance	:	Evidence verification
	Nominative value	:	ThUS$ 36,316

2	Plaintiffs	:	Compagnie Du Guano de Poisson Angibaud S.A. and Generale
de Nutrition Vegetale SAS
	Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM
France S.A.
	Date of lawsuit	:	December 2002
	Court	:	Court of Arbitration in France
	Matter	:	Termination of the company relationship and
liquidation of the company Generale de Nutrition
Vegetale SAS
	Status	:	The lawsuit is being contested
	Nominative value	:	ThEuro$ 30,295

3	Plaintiffs	:	SQM S.A.
	Defendants	:	Empresa Minera de Mantos Blancos S.A.
	Date of lawsuit	:	June 2004
	Court	:	Arbitration Court
	Cause	:	Noncompliance with promise agreement
	Instance	:	Reply
	Nominative value	:	ThUS$ 7,000

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

	(b)	Models for the Production of the María Elena site

The Company is currently reviewing the “Models for the Production of the María Elena site” which may be implemented as a result of the Decontamination Plan (see note 26). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned “Production Models” do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the “leaching piles” and implementing a mixed system, which would be comprised of the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company’s assets and their value. The possible effects on the valuation of assets are not yet determinable.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

	(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

	(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$ 3,548 in 2004 (ThUS$ 3,419 in 2003).

	(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

	(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

Note 24 – Third Party Guarantees

As of September 30, 2004 and 2003 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2004	2003
			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,926	2,784
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	—	80,723

Note 25 – Sanctions

During 2004 and 2003, the SVS did not apply sanctions to the Company, its directors or managers.

Note 26 – Environmental Projects

Disbursements incurred by the Company as of September 30, 2004 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

	2004	Future Disbursements

	ThUS$	ThUS$
Project
Environmental department	365	196
Boratos sewage treatment plant	256	38
Tocopilla project	615	—
Engineering and building of María Elena piles	2,425	914
Treatment plant MOP	208	—
Other	873	708

Total	4,742	1,856

Protecting the environment is a constant concern for SQM, regarding both the Company’s productive processes and the manufactured goods.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which, the Company’s environmental performance will be improved through the effective application of the Environmental Policy of SQM. The implementation program stipulates that late in 2004, all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System.

Note 26 – Environmental Projects (continued)

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure effective protection of the environment. An example of this is ongoing conversion of oil to natural gas used in the Company’s plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2000, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final Decontamination Plan should be made public within months. It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Note 26 – Environmental Projects (continued)

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.

Note 27 – Share purchase PCS Yumbes S.C.M.

On October 24, 2003 the Company’s Board of Directors authorized SQM S.A.’s management to begin negotiations to acquire all the shares of the Chilean Company PCS Yumbes S.C.M., a subsidiary of Potash Corporation of Saskatchewan Inc.

On November 20, 2003, SQM S.A. and its subsidiary SQM Nitratos S.A., subscribed to a share purchase agreement under which they are committed to purchase all of the outstanding shares of the company PCS Yumbes from Inversiones PCS Chile Limitada and 628550 Saskatchewan Ltd., both subsidiaries of Potash Corporation of Saskatchewan Inc.. The final price of the share purchase will be ThUS$35,000, subject to certain adjustments at the date the final agreement is signed. The purchase will comprise all of the fixed assets, mining concessions, water rights and other assets of PCS Yumbes S.C.M. and will exclude all liabilities and contractual obligations.

Note 28 – Significant Events

On march 19, 2004, the company informed the Superintendency of Securities and Insurance that the Board of Directors of SQM, at its meeting dated march 16, 2003 unanimously agreed to propose the payment of final dividend of US$ 0.08811 per share in favor of those SQM’s shareholders which were registered in the respective registry during the fifth working day prior to the payment of this dividend.

This proposal, upon approval by the next company’s shareholders’ meting which will be held on April 30, 2004, will allow the company to pay and distribute, as stated in the respective Dividend Policy, and annual dividend equivalents to 50% of the net profits which can be distributed and are obtained during 2003.

On April 30, 2004, the company held its shareholders’ meeting. At this meeting, the majority of the company’s shareholders, among others agreed the following:

a)	The shareholders approved the distribution and payment of a final and total dividend of ch$ 55.05465 per share. The payment of this dividend was agreed in one single installment, beginning on may 12, 2004 and with a charge to 2003 income.

b)	The shareholders approved the payment of UF 50 (fifty UF) in favor of each member of the Directors Committee, regardless of the number of meetings that this Committee holds during the respective month. In addition, they approved the implementation of an annual budget for the operating expenses of this Committee and of their advisors for an amount of UF 1,800 (one thousand and eight hundred UF).

c)	The shareholders approved remuneration to be paid to the Company’s directors during the next twelve month.

Note 29 – Subsequent Events

Company management are not aware of any significant subsequent events occurred between September 30, 2004 and the date of issuance of these consolidated financial statement (November 02, 2004), which may affect the presentation of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: November 30, 2004.